MORGAN LEWIS

DAVID W. FREESE
Associate
+1.215.963.5862
david.freese@morganlewis.com

June 30, 2017

FILED AS EDGAR CORRESPONDENCE

Marianne Dobelbower, Esq.
Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re: Winton Diversified Opportunities Fund 486(a) Filing (File Nos. 333-201801 and 811-23028)
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Dear Mses. Dobelbower and Fettig:

On behalf of our client, Winton Diversified Opportunities Fund (the "Fund"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone regarding the Fund's post-effective amendment no. 3, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 5, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement on Form N-2 filed with the SEC pursuant to Rule 486(a) under the 1933 Act (the "Amendment"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

FRONT COVER:

1. COMMENT. In the fourth paragraph, please clarify that if a repurchase offer is oversubscribed, the Fund will repurchase shares on a pro rata basis.

     RESPONSE. The requested change has been made.

2. COMMENT. In the fourth paragraph, please disclose that the Fund may charge a repurchase fee to repurchase shares.

     RESPONSE. The requested change has been made.




                               MORGAN, LEWIS & BOCKIUS LLP

                               1701 Market Street
                               Philadelphia, PA 19103-2921     T +1.215.963.5000
                               United States                   F +1.215.963.5001

3. COMMENT. Please format the risks in the last three paragraphs in bold font and bullet points in the version of the prospectus distributed to shareholders.

     RESPONSE. The Fund confirms that the last three paragraphs will be in bold font in the version of the prospectus distributed to shareholders. However, the Fund respectfully declines to format such paragraphs in bullet points because it believes that such paragraphs are structured more clearly in paragraph format.

PROSPECTUS SUMMARY:

4. COMMENT. Under the "Investment Strategy" heading, please clarify whether the instruments used for cash management purposes may also be used to collateralize the Fund's investments in derivatives.

     RESPONSE. The requested change has been made.

5. COMMENT. Under the "Investment Strategy" heading, please state whether the Fund may invest in debt instruments of any credit rating for cash management purposes.

     RESPONSE. The Adviser confirms that the cash management instruments in which the Fund will principally invest are investment grade. The Fund does not believe that additional disclosure is necessary in this regard.

6. COMMENT. Under the "Investment Strategy" heading, please include disclosure regarding the Fund's commodity-related investments.

     RESPONSE. The requested change has been made.

7. COMMENT. Under the "Investment Strategy" heading, please disclose the assets to which the Fund will seek to gain exposure directly and distinguish such assets from those to which the Fund will seek to gain exposure indirectly through investments in the Subsidiary.

     RESPONSE. The Fund respectfully declines to make the requested change. The Fund may invest in any asset disclosed as a principal investment strategy directly or indirectly via the Subsidiary. This disclosure is accurate, and the Fund does not intend to limit its ability to invest in any instrument by relegating such instrument solely to the Subsidiary. The Fund notes that its commodity-related investments are made primarily through the Subsidiary and disclosure regarding such investments has been included in the summary section in response to Comment 6.

8. COMMENT. Under the "Investment Program" heading, please disclose the criteria that the Adviser uses to determine which securities will be included in the Fund's portfolio.

     RESPONSE. The requested change has been made.



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9.   COMMENT. Under the "Risks" heading, in the "Limitations of Mathematical
     Models Risk" paragraph, please clarify the last sentence using plain
     English.

     RESPONSE. The requested change has been made.

10. COMMENT. If investing in emerging markets is a principal investment strategy of the Fund, please define the term "emerging markets" and include disclosure regarding investing in emerging markets under the "Investment Strategy" heading. Alternatively, if investing in emerging markets is not a principal investment strategy of the Fund, please delete "Emerging Markets Risk" under the "Risks" heading.

     RESPONSE. The Fund may invest principally in emerging market countries and related disclosure in the "Investment Objective, Strategies and Policies - Investment Strategy" section has been added.

11. COMMENT. Please revise the Expense Limitation to remain in effect until a date that is at least one year from the effective date of the Amendment.

     RESPONSE. The requested change has been made.

12. COMMENT. If the fees waived and expenses reimbursed by the Adviser pursuant to the Expense Limitation may be recouped by the Adviser, please disclose the circumstances under which they may be recouped.

     RESPONSE. The Expense Limitation does not provide for recoupment of fees waived and expenses reimbursed by the Adviser. Accordingly, no revisions have been made in response to the comment.

SUMMARY OF FUND FEES AND EXPENSES:

13.  COMMENT. Please include an Incentive Fee in the fee table.

     RESPONSE. The Fund respectfully declines to make the requested change because the Fund did not earn an Incentive Fee during the prior fiscal year and the Incentive Fee is prospective in nature. Therefore, the Fund cannot guarantee that it will pay the Adviser an Incentive Fee during the current fiscal year and cannot use an Incentive Fee from the prior fiscal year as a basis.

14. COMMENT. Please explain how any realized or unrealized gains on total return swaps are factored into the Incentive Fee.

     RESPONSE. The Fund confirms that the performance fee calculation takes into account net realized and unrealized gains on all the securities. It also accounts for finance charges and dividends on the equity swaps minus any advisory fees accrued. The monthly reset of the equity swaps is a reclassification between unrealized gain/loss and realized gain/loss, and therefore is included in the calculation. The Fund has not yet triggered an incentive fee accrual.




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15.  COMMENT. Please confirm supplementally that the Incentive Fee is included in the expense example.

     RESPONSE. The Fund confirms that the Incentive Fee is included in the expense example based on the 5% investment return required to be assumed by the Fund.

16. COMMENT. Please supplementally provide the Staff with the calculations used to prepare the expense example.

     RESPONSE. The Fund has supplementally provided the Staff with the calculations used to prepare the expense example.

FINANCIAL HIGHLIGHTS:

17. COMMENT. Given the "Return of Capital" line item in the Financial Highlights, please clarify if shareholders may receive distributions from a return of capital. If shareholders may receive distributions from a return of capital, please include disclosure stating that such distributions are not due to the performance of the Fund.

     RESPONSE. The Fund confirms that the "Return of Capital" line in the Financial Highlights is included in accordance with U.S. Generally Accepted Accounting Principles and notes that there has been no return of capital since the Fund's inception. The Fund does not believe that additional disclosure of return of capital is necessary.

18. COMMENT. Please confirm supplementally that equity swap contracts are properly excluded from the Fund's portfolio turnover rate calculations.

     RESPONSE. The Fund confirms that the Fund's equity swap contracts are properly excluded from the Fund's portfolio turnover rate calculations in accordance with the criteria set forth in Form N-2.

INVESTMENT OBJECTIVE, STRATEGIES AND POLICIES:

19. COMMENT. In connection with the disclosure regarding the Fund's investment in a diversified range of liquid instruments, please discuss supplementally the liquidity of the Fund's swap investments.

     RESPONSE. The swaps that the Fund presently holds are not considered liquid investments but are considered "derivatives linked to such" liquid instruments, as disclosed in the Investment Strategy section.



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20.  COMMENT. Please confirm that investing in common stocks of companies of any market capitalization, depositary receipts and ETFs remains a principal investment strategy of the Fund, despite the fact that these instruments are not listed in the Fund's 2016 Annual Report's Consolidated Schedule of Investments.

     RESPONSE. The Adviser confirms that investing in common stocks of companies of any market capitalization, depositary receipts and ETFs remains a principal investment strategy of the Fund, despite the fact that these instruments are not listed in the Fund's 2016 Annual Report's Consolidated Schedule of Investments.

21. COMMENT. Under the "Investment Strategy" heading, in the fifth paragraph, please clarify what is meant by "the discovery of new relationships."

     RESPONSE. The requested change has been made.

22. COMMENT. Under the "Risk Management" heading, in the second paragraph, please clarify the term "gearing" in the second sentence.

     RESPONSE. The requested change has been made.

RISKS:

23. COMMENT. The Fund's Notes to the Consolidated Financial Statements lists "Other Price Risk" as a risk associated with investing in the Fund. Please include "Other Price Risk" as a principal risk of investing in the Fund, or, alternatively, explain supplementally why "Other Price Risk" is not a principal risk of investing in the Fund.

     RESPONSE. The Fund notes that "Other Price Risk" was included in the Notes to the Consolidated Financial Statements in response to an accounting standards requirement and is not considered to be a principal risk of the Fund.

24. COMMENT. Please consider disclosing any principal risks related to the ownership of a substantial percentage of Fund shares by its affiliated seed capital provider.

     RESPONSE. The Fund does not believe that risks associated with the ownership of a substantial percentage of Fund shares by its affiliated seed capital provider are principal risks of investing in the Fund. However, in response to the comment, the Fund has added non-principal risk disclosure related to risks associated with large redemptions to the "Description of Permitted Investments and Related Risks" section of the Statement of Additional Information.

     "The Adviser and/or its affiliate may provide initial funding (seed capital) or otherwise invest in the Fund with the intention of redeeming its shares when it deems that sufficient additional capital has been invested in the Fund. A significant withdrawal would cause investors remaining in the Fund to bear a proportionately higher share of Fund expenses following the redemption, but any increase in Fund expenses would be limited by the expense cap."]



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25.  COMMENT. Please consider including cybersecurity risk as a principal risk of investing in the Fund.

     RESPONSE. The requested change has been made under a new "Cyber-Attacks Risk" sub-heading.

26. COMMENT. In the "Process Exceptions Risk" section, please clarify when the Adviser or the Fund would be required to disclose Process Exceptions to shareholders.

     RESPONSE. The disclosure referenced in this Comment has been deleted.

27. COMMENT. Please consider including counterparty concentration risk as a principal risk of investing in the Fund.

     RESPONSE. The requested change has been made.

28. COMMENT. Please supplementally discuss the types of entities being referenced to in the "Broad Indemnification and Exculpation" section.

     RESPONSE. The disclosure is intended to notify shareholders of the risk that the Fund's standard contracts with its service providers may contain provisions requiring the Fund to indemnify the counterparty or limiting the liability of the counterparty with respect to the Fund. A counterparty's enforcement of such a provision could cause the Fund to make material payments to the counterparty (in the case of indemnification) or materially limit the payments that the counterparty makes to the Fund (in the case of limitation of liability). This is a general contract risk and is not meant to emphasize a contract with any particular counterparty.

29. COMMENT. In the "Debt Securities Risk" section, in the second sentence, please replace "falling interest rates" with "rising interest rates."

     RESPONSE. The requested change has been made.

30. COMMENT. If the Fund will invest in high yield ("junk") bonds as part of its principal investment strategy, please disclose this under the "Investment Strategy" heading and, in the "Debt Securities Risk" section, in the second paragraph, clarify that "debt instruments that have speculative characteristics" include high yield ("junk") bonds. If the Fund will not invest in high yield ("junk") bonds as part of its principal investment strategy, in the "Debt Securities Risk" section, please delete the second paragraph.

     RESPONSE. The requested change has been made.



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MANAGEMENT OF THE FUND:

31. COMMENT. Please supplementally discuss what is meant by the Adviser not needing to "earn back" Incentive Fees previously paid to it in order to recognize profits subject to additional Incentive Fees.

     RESPONSE. The disclosure referenced in this comment has been deleted.

RELATED PERFORMANCE DATA OF COMPARABLE ACCOUNTS:

32. COMMENT. Please confirm that the Fund maintains the books and records necessary to substantiate the performance of the Comparable Accounts, in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the "Advisers Act").

     RESPONSE. The Fund is not an investment adviser and, therefore, is not subject to Rule 204-2(a)(16) under the Advisers Act. Further, the Adviser does not necessarily concur that including the Comparable Accounts' performance in the Prospectus is an advertisement that is subject to Rule 204-2(a)(16). Nevertheless, the Fund confirms that it has access to the Adviser's books and records necessary to substantiate the performance of the Comparable Accounts included in the Prospectus.

33. COMMENT. Please confirm supplementally that the inclusion of the Comparable Accounts' performance presentation in the Prospectus is consistent with the Staff's no-action letter guidance. If the Fund is relying on the Nicholas-Applegate Mutual Funds No-Action Letter (pub. avail. Aug. 6, 1996) ("Nicholas Applegate"), please provide the returns of the Comparable Accounts in a composite format.

     RESPONSE. Winton Capital Management Limited, a sister company of the Adviser, manages all Comparable Accounts. Winton Group Limited is the parent company of each of the Adviser and Winton Capital Management Limited. Due to its structure as it relates to Winton Group Limited, the Adviser believes that it is able to rely on Nicholas Applegate to include the performance of the Comparable Accounts in the Prospectus. The Adviser was formed as a subsidiary of Winton Group Limited to serve as its investment adviser to certain U.S. clients. However, all investment management personnel of the Adviser, including those who provide investment management services for the Fund (i) are also investment management personnel of Winton Capital Management Limited and (ii) operate out of Winton Group Limited's offices in London, UK. In this regard, for purposes of determining whether the Comparable Accounts' performance presentation can be included in the Prospectus in reliance on Nicholas Applegate, the Adviser can be viewed as Winton Capital Management Limited in all respects material to the analysis, but simply operating in a different domicile.



                                       7

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     In Nicholas-Applegate, the Staff agreed not to recommend enforcement action to the Commission under Section 34(b) of the 1940 Act or Section 206 of the Advisers Act where a fund includes in its prospectus performance information of accounts with substantially similar investment objectives, policies, and strategies managed by the fund's investment adviser ("Portfolios") provided that the information is not presented in a misleading manner and does not obscure or impede the understanding of information that is required to be included in the prospectus. In providing the no-action relief, the Staff relied on representations that (i) the Portfolios' performance information would be presented no more prominently than the fund's performance; (ii) the prospectus would disclose prominently that the performance of the Portfolios does not represent the historical performance of the fund and should not be interpreted as indicative of the future performance of the fund; (iii) the Portfolios' performance would be compared to an appropriate securities index, and (iv) the prospectus specifically would disclose that the Portfolios are not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which, if applicable, may have adversely affected the performance results of the Portfolios.

     If the Adviser is deemed to be treated as Winton Capital Management Limited for purposes of the foregoing analysis, and, therefore, as the investment manager of the Comparable Accounts, then the Fund believes that criteria
     (i) - (iv) of Nicholas Applegate have been met with respect to the manner in which the Comparable Accounts' performance has been disclosed in the Prospectus.

     In any event, in GE Funds SEC No-Action Letter (February 7, 1997) ("GE Funds"), the Staff granted a no-action request to a registered open-end investment company that, in accordance with the Staff's position in Nicholas Applegate, intended to include in its prospectus information regarding the performance of accounts managed by its investment adviser or an affiliate of its investment adviser, where the investment professionals responsible for the investment operations of each entity were virtually identical. Because the investment professionals responsible for the investment operations of the Adviser and Winton Capital Management Limited are identical, the Fund and the Adviser believe that the inclusion of the Comparable Accounts in the Prospectus is consistent with Staff guidance.

     The Fund does not believe that providing the returns of substantially similarly managed accounts in composite format is a condition of Nicholas Applegate. In addition, providing performance data for each Comparable Account separately is likely to give investors a clearer understanding of such Comparable Account's performance as compared to including the performance of such Comparable Account in a composite with the performance of other Comparable Accounts. Accordingly, the Fund respectfully declines to make the requested change.

34. COMMENT. Please disclose, as applicable, either that the net performance of the Comparable Accounts (a) is presented net of all actual fees and expenses of the Comparable Accounts, including sales loads, if applicable, or (b) has been adjusted to reflect the Fund's expenses reflected in the fee table included in the prospectus, including sales loads, if applicable.



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     RESPONSE. The requested change has been made.

35. COMMENT. Please revise the tables to present net returns before gross returns.

     RESPONSE. The requested changes have been made.

PERIODIC REPURCHASE OFFERS: REPURCHASES OF SHARES AND TRANSFERS:

36. COMMENT. Under the heading "Determination of Repurchase Price and Payment for Shares," in the second paragraph, please clarify if the amount of the repurchase fee may only be modified to be lower than 2.00%.

     RESPONSE. The requested change has been made.

                            * * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese
-------------------
David W. Freese





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